STATEMENT OF INVESTMENTS

Dreyfus Government Cash Management

April 30, 2007 (Unaudited)

U.S. Government Agencies--20.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
4/11/08	5.24	350,000,000 a	349,903,518
5/13/08	5.23	125,000,000 a	124,974,855
Federal Home Loan Bank System			
7/25/07	5.19	425,000,000	419,860,451
Federal Home Loan Mortgage Corp.			
8/23/07	5.16	60,917,000	60,562,865
Federal National Mortgage Association:			
7/31/07	5.20	160,991,000	158,903,349
8/30/07	5.12	37,750,000	37,521,842
Total U.S. Government Agencies (cost $1,151,726,880)			**1,151,726,880**

Repurchase Agreements--79.7%			
Banc of America Securities LLC dated 4/30/07, due 5/1/07 in the amount of $750,106,667 (fully collateralized by $12,315,000 Federal Home Loan Bank System, Bonds, 5%, due 10/27/08, value $12,316,313 and $749,524,000 U.S Treasury Notes, 2.625%-6.50%, due 8/31/08-4/30/12 value $752,684,191)	5.12	750,000,000	750,000,000
Barclays Financial LLC dated 4/30/07, due 5/1/07 in the amount of $100,013,889 (fully collateralized by $108,750,000 Federal Farm Credit Bank, Bonds, 5.59%, due 12/11/12, value $101,222,400 and $788,000 Federal National Mortgage Association, Notes, 0%, due 7/25/07, value $778,386)	5.00	100,000,000	100,000,000
Citigroup Global Markets Holdings Inc. dated 4/30/07, due 5/1/07 in the amount of $600,083,333 (fully collateralized by $13,415,000 Treasury Inflation Protected Securties, 2%-2.375%, due 1/15/25-1/15/26, value $13,092,530, $23,613,000 U.S. Treasury Bills, due 5/10/07, value $23,582,303, $38,283,000 U.S Treasury Bonds, 6.25%-12.50%, due 8/15/13-8/15/23, value $44,620,652, $142,777,000 U.S Treasury Notes, 4%-5.75%, due 1/31/08-8/15/16, value $145,462,780 and $751,178,000 U.S Treasury Strips, due 5/15/07-2/15/37, value $385,242,057)	5.00	600,000,000	600,000,000
Credit Suisse (USA) Inc. dated 4/30/07, due 5/1/07 in the amount of $35,004,958 (fully collateralized by $34,730,000 U.S. Treasury Notes, 4.75%, due 5/15/14, value $35,700,763)	5.10	35,000,000	35,000,000
Goldman, Sachs & Co.			

dated 4/30/07, due 5/1/07 in the amount of $144,020,200 (fully collateralized by $137,702,000 Treasury Inflation Protected Securities, 2%-2.375%, due 1/15/14-1/15/17, value $146,880,025)	5.05	144,000,000	144,000,000
Greenwich Capital Markets			
dated 4/30/07, due 5/1/07 in the amount of $500,070,972 (fully collateralized by $510,275,000 U.S. Treasury Notes, 4.50%, due 3/31/12, value $510,003,822)	5.11	500,000,000	500,000,000
J.P. Morgan Chase & Co.			
dated 4/30/07, due 5/1/07 in the amount of $761,107,808 (fully collateralized by $104,878,000 Federal National Mortgage Association, Notes, 0%, due 7/25/07, value $103,598,489, $49,387,000 Resolution Funding Corp., Strips, due 1/15/12, value $39,875,063, $452,949,000 Treasury Inflation Protected Securities, 2%-3.625%, due 4/15/12-4/15/28, value $544,581,285 and $89,176,000 U.S Treasury Bills, due 5/10/07- 10/18/07, value $88,169,207)	5.10	761,000,000	761,000,000
Merrill Lynch & Co. Inc.			
dated 4/30/07, due 5/1/07 in the amount of $650,094,611 (fully collateralized by $564,441,557 Federal Home Loan Mortgage Association, Mortgage Participation Certificates, 0%-9.50%, due 5/15/07-11/15/36, value $532,202,158 and $185,344,034 Federal National Mortgage Association, Notes, 0%-9.50%, due 11/25/12-10/25/36, value $130,798,586)	5.24	650,000,000	650,000,000
Morgan Stanley			
dated 4/30/07, due 5/1/07 in the amount of $511,072,392 (fully collateralized by $41,810,000 Federal Agricultural Mortgage Corp., 4.875%-5.125%, due 1/14/11-4/19/17, value $42,542,484, $74,428,000 Federal Farm Credit Bank, Bonds, 4.875%-5.125%, due 10/23/09-1/17/17, value $75,440,792, $300,000 Federal Home Loan Bank System, Bonds, 4.25%-4.489%, due 3/3/08-9/29/08, value $297,207, $15,000,000 Federal Home Loan Mortgage Corp., Mortgage Participation Certificates, 7.50%, due 4/15/23, value $9,556,109, $333,333 Government National Mortgage Association, Pass Thru Securities, 5%, due 8/16/36, value $316,611 and $397,952,000 U.S Treasury Notes, 3.125%-4.875%, due 9/15/08-11/30/08, value $393,262,335)	5.10	511,000,000	511,000,000
UBS Securities LLC			
dated 4/30/07, due 5/1/07 in the amount of $400,057,889 (fully collateralized by $335,850,000 Tennessee Valley Authority, Bonds, 4.65%-7.125%, due 11/13/08-4/1/36, value $347,109,906, $38,153,000 Tennessee Valley Authority, Notes, 4.75%-8.25%, due 8/1/13-4/1/56, value $37,635,854 and $62,799,000 Tennessee Valley Authority, Strips, due 5/1/07-7/15/30, value $23,256,911)	5.21	400,000,000	400,000,000

Total Repurchase Agreements
    (cost $4,451,000,000)   **4,451,000,000**

Total Investments (cost $5,602,726,880)	**100.3%**	**5,602,726,880**
Liabilities, Less Cash and Receivables	**(.3%)**	**(19,370,411)**
Net Assets	**100.0%**	**5,583,356,469**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.